Exhibit 99.1

Jin Medical Accelerates Chuzhou Facility Construction to Unlock Annual Production Capacity of RMB 300 Million

Chuzhou City, China, April 24, 2025 (GLOBE NEWSWIRE) -- Jin Medical International Ltd. (Nasdaq:ZJYL), a Nasdaq-listed provider of rehabilitation medical equipment, announced today that its wholly owned subsidiary, Jin Medical Equipment (Anhui) Co., Ltd., has made significant progress in the construction of its manufacturing facility. This third manufacturing facility has commenced equipment installation and is expected to begin trial production in May 2025. The entire manufacturing facility is scheduled to be completed by October 2025, with full annual production capacity of approximately 200,000 units of mid-to-high-end electric wheelchairs and senior mobility scooters to be achieved by year-end.

The Chuzhou facility is located in the Province of Anhui, China, and represents a total investment of approximately RMB 240 million. It is situated in the heart of the Yangtze River Delta’s manufacturing hub, offering strategic geographical and supply chain advantages. Once fully operational, the project is anticipated to generate an annual output capacity of approximately RMB 300 million, significantly enhancing Jin Medical’s comprehensive manufacturing capabilities in premium mobility products.

Dr. Erqi Wang, Chairman and CEO of Jin Medical stated, "The on-time completion of this project will support our strategic goal of optimizing our global production capacity. The Chuzhou base will strengthen the resilience of our supply chain and accelerate our response to both domestic and international market demands." According to the Company’s strategic plan, the facility will prioritize production of mid-to-high-end electric wheelchairs and senior mobility scooters during its initial phase, utilizing automated production lines and lean management protocols to improve cost control and product quality consistency.

Industry experts note that Jin Medical’s expansion coincides with the growing global demand for assistive devices driven by global aging. Located in a region with robust manufacturing infrastructure, the Chuzhou facility is expected to enhance Jin Medical's market competitiveness through efficient scaled production. The company reaffirms its commitment to executing the project as planned and creating sustained value for shareholders through efficient execution.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is establishing a new facility with 430,000 square feet at Chuzhou, Anhui Province, China. Jin Medical has more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:
ir@zhjmedical.com